50 3/23/05

SEC MAIL PROCESSING
RECEIVED
MAR 1 2005
WASH, D.C. 213 SECTION

SECU 05039868 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~49687~~

8-49867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Bridlewood Road
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Mark Kellner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Trading, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Kellner
Signature

member
Title

Notary Public

"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Aspen Trading, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Aspen Trading, L.L.C. as of December 31, 2004 and the related statements of income and changes in Members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Trading, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Steger, CPA

February 23, 2005

ASPEN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 707,079
Other receivables	39,943
Due from clearing organization	5,838,037
Marketable securities, at market value	20,057,339
Fixed Assets, net of depreciation ($2.964)	13,574
Organization cost, net of amortization ($7,000)	0
Limited partnership interest	10,000
Total assets	$ 26,665,972

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	193,293
Securities sold, not yet purchased, at market value	$20,642,939
Total liabilities	20,836,232
Members' Capital	5,829,740
Total liabilities & members' capital	$ 26,665,972

See Notes to Financial Statements